03 MAY 19 AM 7:21


BWT
BEST WATER TECHNOLOGY

www.bwt-group.com

BWT-Aktiengesellschaft
A-5310 Mondsee/Austria,
Walter-Simmer-Straße 4
Telefon +43/6232/5011-0, Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
U.S.A.

Rule 12g3-2(b) File No. 82-5222


03050530

SUPPL

Mondsee, 12 May 2003

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

BWT AG 82-5221
Rule 12g3-2(b) File No. ~~82-5222~~

The enclosed Annual Report and Invitation to the Shareholders' Meeting are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours sincerely,



Rosina Höplinger (Ms)
Assistant to Gerhard Speigner



Enclosure

Bankverbindungen:
Creditanstalt, Konto-Nr. 0295-33346-00 BLZ 11950
Bank Austria, Konto-Nr. 438 083 008, BLZ 20151
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weissenbacher
Vorstand: Gerhard Speigner
Vorstand: Massimo Grassi
Vorstand: Karl Michael Millauer

Rule 12g 3-2(b)
File No. 82-5222

BWT Aktiengesellschaft

5310 Mondsee, Walter-Simmer-Straße 4

Invitation

The shareholders of our company are herewith invited to the

13th Regular Shareholders' Meeting

which will take place in Viennas Stock Exchange Building, großer Festsaal, Wipplingerstr. 34, 1010 Wien at 11 a.m. on Wednesday, May 28, 2003.

Agenda:

1. Presentation of the approved annual financial statements 2002 including the annexes and the report on the economic position with the report of the Supervisory Board as well as presentation of the approved consolidated financial statements 2002 and the consolidated report on the economic position.

2. Resolution on the use of the balance sheet profit.

3. Resolution on the approval of the actions of the members of the Managing and the Supervisory Boards for the business year 2002.

4. Resolution on the appointment of the auditor for the business year 2003.

5. Resolution on the entitlement to redeem own shares up to 10 % of the capital stock within a period of 18 months pursuant to § 65 (1) fig. 8 of the Stock Exchange Act subject to the provision of the Act on the Redemption of Shares and the Stock Exchange Act.

Pursuant to § 18 of the Articles of Association, those shareholders who deposit their shares during normal business hours with an Austrian notary public, in the principal office of a domestic bank, in the foreign branch office of an Austrian credit institution, or with the company itself, by Tuesday, May 20, 2003, at the latest, and leave them there till the end of the Shareholders' Meeting, shall be entitled to participate in the Shareholders' Meeting. A deposit shall also be deemed duly made if the shares are kept in a blocked security deposit with another credit institution till the end of the Shareholders' Meeting with the consent of a depository.

The depositories shall submit the receipts issued for the deposits made to the company not later than one day after expiry of the deadline set for the deposit.

Mondsee, April 2003--**The Managing Board**